Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Energy Vault to Host Fireside Chat with IPO Edge to Discuss Business Combination, Gravity-Based Energy Storage and Recent Commercial Partnerships

February 07, 2022 08:00 AM Eastern Standard Time

LUGANO, Switzerland & WESTLAKE VILLAGE, Calif.--(BUSINESS WIRE)--Energy Vault, Inc. (“Energy Vault”), the company developing sustainable, grid-scale energy storage solutions, today announced it will host a fireside chat with IPO Edge tomorrow, Tuesday, February 8 at 2pm ET, to discuss the business combination with Novus Capital Corporation II (NYSE: NXU, NXU.U, NXU WS), Energy Vault’s innovative gravity-based storage technology, the advantages of gravity-based storage, and recent commercial partnerships with DG Fuels LLC, BHP, Korea Zinc Co., Ltd, and Atlas Renewable LLC and their majority investor China Tianying Inc.

This live event will feature Energy Vault Co-Founder & CEO Robert Piconi joined by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks in a moderated video session lasting approximately 60 minutes and including a Q&A with the audience.

To register, CLICK HERE

To view IPO Edge’s announcement about tomorrow’s fireside chat, CLICK HERE

Energy Vault previously announced an agreement for a business combination with Novus Capital Corporation II (NYSE: NXU, NXU.U, NXU WS), which is expected to result in the combined company being listed on the New York Stock Exchange. The Special Meeting to approve the pending Business Combination, among other items, is scheduled to be held on February 10, 2022 at 10:00 a.m. Eastern Time (the "Special Meeting"). The Special Meeting will be conducted virtually, and can be accessed via live webcast at https://www.cstproxy.com/novuscapitalcorpii/2022. If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close and trading of the combined entity's stock and warrants will continue to be listed on the NYSE under the new ticker symbols "NRGV" and "NRGV WS", respectively, shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, Novus requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and by no later than 11:59 p.m. Eastern Time on February 9, 2022, to ensure that the stockholder’s shares will be represented at the Special Meeting.

About Energy Vault

Energy Vault develops sustainable energy storage solutions designed to transform the world’s approach to utility-scale energy storage for grid resiliency. The company’s proprietary, gravity-based Energy Storage Technology and the Energy Storage Management and Integration Platform are intended to help utilities, independent power producers and large industrial energy users significantly reduce their levelized cost of energy while maintaining power reliability. Utilizing eco-friendly materials with the ability to integrate waste materials for beneficial re-use, Energy Vault is facilitating the shift to a circular economy while accelerating the clean energy transition for its customers.

About Novus Capital Corporation II

Novus raised approximately $287.5 million in its February 2021 IPO and its securities are listed on the NYSE under the ticker symbols “NYSE: NXU, NXU.U, NXU WS.” Novus is a special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Novus Capital is led by Robert J. Laikin, Jeff Foster, Hersch Klaff, Larry Paulson, Heather Goodman, Ron Sznaider and Vince Donargo, who have significant hands-on experience helping high-tech companies optimize their existing and new growth initiatives by exploiting insights from rich data assets and intellectual property that already exist within most high-tech companies.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected timing of the completion of the proposed business combination and the benefits of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements with respect to the proposed business combination; the outcome of any legal proceeding that may be instituted against Novus, Energy Vault or the combined company following the announcement of the proposed business combination; the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of Novus is not obtained; failure to realize the anticipated benefits of the business combination; the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; changes in applicable laws or regulations; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in the Registration Statement and in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which has been declared effective, a definitive proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the definitive proxy statement/prospectus, as well as any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement has been mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement, the definitive proxy statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q for the nine months ended September 30, 2021 and the definitive proxy statement/prospectus and other relevant documents and other materials filed with the SEC in connection with the business combination when they become available. As they become available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts

Investors

energyvaultIR@icrinc.com

Media

media@energyvault.com